                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                  AMENDMENT TO
                      SCHEDULE 13E-3 (COMBINED FILING WITH
                         SCHEDULE TO, NOVEMBER 13, 2000)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            THE QUIZNO'S CORPORATION
                              (NAME OF THE ISSUER)

                            THE QUIZNO'S CORPORATION
                                  FIRENZE CORP.
                               RICHARD E. SCHADEN
                               RICHARD F. SCHADEN
                     (NAME OF THE PERSONS FILING STATEMENT)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   749058 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ----------------------
                             PATRICK E. MEYERS, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            THE QUIZNO'S CORPORATION
                               1415 LARIMER STREET
                             DENVER, COLORADO 80202
                                 (720) 359-3300
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)
                             ----------------------
                                   COPIES TO:
                               DAVID C. ROOS, ESQ.
                   MOYE GILES O'KEEFE VERMIERE & GORRELL, LLP
                       1225 SEVENTEENTH STREET, SUITE 2900
                             DENVER, COLORADO 80202
                                 (303) 292-2900

This statement is filed in connection with (check the appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] (b) The filing of a registration statement under the Securities Act of 1933.

[ ] (c) A tender offer.

[ ] (d) None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                           CALCULATION OF FILING FEE:

                       TRANSACTION VALUATION* $20,137,035

                        AMOUNT OF FILING FEE** $4,027.41

*For purposes of calculating the fee only. The amount assumes the conversion of 2,337,439 shares of Common Stock of The Quizno's Corporation, in the proposed merger, at $8.50 per share, and options to purchase 155,378 shares of Common Stock with an average net equity value of $ 1.73 per share.

**The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be converted in the merger.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,027.41         Filing Party: The Quizno's Corporation

Form or Registration No.:  Schedule 14A,
                           preliminary proxy statement  Date Filed: August 16, 2001

===================================================================================




                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3" or the "Statement") relates to a First Amended and Restated Agreement and Plan of Merger, dated as of July 2, 2001 (as amended from time to time, the "Merger Agreement"), among The Quizno's Corporation, a Colorado corporation ("Quizno's" or the "Company"), and Firenze Corp., a Colorado corporation ("Firenze"), pursuant to which Firenze will merge with and into Quizno's (the "Merger"). A copy of the Merger Agreement is filed as Annex A to the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") filed by Quizno's with the Securities and Exchange Commission (the "Commission") on the date hereof. This Schedule 13E-3 is being filed by The Quizno's Corporation, Firenze Corp., and Richard E. Schaden and Richard F. Schaden, the sole shareholders, directors and officers of Firenze Corp., who are also shareholders, officers and directors of Quizno's.

     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and show the locations in the Preliminary Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Preliminary Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Preliminary Proxy Statement and the exhibits thereto.

     ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the sections entitled "Questions and Answers About the Merger" and "Summary" is incorporated herein by reference.

     ITEM 2. SUBJECT COMPANY INFORMATION.


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

     (a) The Quizno's Corporation is the issuer of the securities subject to this Schedule 13E-3. The information set forth in the section entitled "Summary" is incorporated herein by reference.


     (b)-(d) The information set forth in the section entitled "Certain Information Concerning the Company - Price Range of Shares, Dividends; and Stock Repurchases " is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the section entitled "Certain Information Concerning the Company - Price Range of Shares, Dividends and Stock Repurchases" is incorporated herein by reference. During the last two years, Richard E. Schaden purchased 2,000 shares of common stock from a family member for $8.00 per share and exercised options granted by the Company to acquire 1,426 shares of common stock at $5.37 per share, and Richard F. Schaden purchased 34,803 shares of the Company's Class E Convertible Preferred Stock, convertible into common stock on a one-for-one basis, at $8.62 per share.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

     (a) This Statement is being filed by Quizno's, Firenze, Richard E. Schaden and Richard F. Schaden, the sole stockholders, directors and officers of Firenze. The other directors of Quizno's are Frederick H. Schaden, J. Eric Lawrence, Mark L. Bromberg and John J. Todd. The other executive officers of Quizno's are Steven B. Shaffer, Robert W. Scanlon, Sue A. Hoover, John F. Fitchett, Patrick E. Meyers, John L. Gallivan, and Robert A. Elliott. All can be reached at the Quizno's address. The information set forth in the sections entitled "Certain Beneficial Ownership of Shares" "Certain Information Concerning the Company -- Recent Developments" and "Summary" is incorporated herein by reference.

     (b) The information set forth in the section entitled "Summary" is incorporated herein by reference. Neither Quizno's nor Firenze, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order finding any violation of federal or state securities laws or enjoining further violations of, or prohibiting activities subject to, any such law. Both are incorporated under Colorado law.

     (c) The biographical information regarding Richard E. Schaden and Richard
F. Schaden and each other executive officer and director of Quizno's set forth in Item 9 of Company's Annual Report on Form 10-KSB included in the Proxy Statement as Annex D and under the heading "Certain Beneficial Ownership of Shares" is incorporated herein by reference. Neither Richard E. Schaden nor Richard F. Schaden nor any executive officer or director of Quizno's has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order finding any violation of federal or state securities laws or enjoining further violations of, or prohibiting activities subject to, any such law. Richard E. Schaden, Richard F. Schaden and each other executive officer or director of Quizno's are citizens of the U.S.A.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the cover page of the Proxy Statement and in the section entitled "The Merger Agreement" is incorporated herein by reference.

     (c) The information set forth in the sections entitled "Certain Information Concerning the Company - Interests of Certain Persons in the Merger" and "The Merger - Stock Options, Warrants and Preferred Stock" is incorporated herein by reference.

     (d) The information set forth in the section entitled "Appraisal Rights " and Annex C is incorporated herein by reference.

     (e) None

     (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AMENDMENTS.


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

     (a)-(c) The information set forth in the section entitled "Special Factors
- Background of the Merger" is incorporated herein by reference. Information about the nature and approximate dollar amount of certain transactions between Quizno's and Richard E. Schaden and Richard F. Schaden and certain of the other executive officers and directors of Quizno's during the past two years is set forth in Item 10 and Item 12 of Company's Annual Report on Form 10-KSB included in the Proxy Statement as Annex D, and in "Certain Information Concerning the Company - Recent Developments," all of which is incorporated herein by reference.

     (e) The information set forth in the sections entitled "Merger Financing," "Certain Information Concerning the Company - Recent Developments" and in footnote (2) to the table under the heading "Certain Beneficial Ownership of Shares" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b)-(c) The information set forth in the section entitled "Special Factors," is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The information set forth in the section entitled "Special Factors" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(b) The information set forth in the sections entitled "Special Factors
- Reasons for the Merger and Fairness of the Merger" and "Special Factors - Opinion of Tucker Anthony" is incorporated herein by reference. For the reasons set for in the above sections, Quizno's Firenze, Richard E. Schaden, and Richard F. Schaden, each reasonably believes that the Rule 13E-3 transaction is fair to unaffiliated shareholders. Because of the role of the special committee of the Board of Directors in representing the interests of the unaffiliated shareholders, each filing person believes that the transaction provides procedural fairness to the unaffiliated shareholders.

     (c) The information set forth in the section entitled "The Special Meeting
- Required Votes" is incorporated herein by reference.

     (d) The information set forth in the section entitled "Special Factors - Background of the Merger" is incorporated herein by reference.

     (e) The information set forth in the section entitled " Special Factors - Recommendation of the Special Committee and the Board of Directors" is incorporated herein by reference.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a)-(c) The information set forth in the sections entitled "Special Factors- Opinion of Tucker Anthony," "Special Factors - Our Management's Forecast" and "Asset-Liability Analysis" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (d) The information set forth in the section entitled "Merger Financing" is incorporated herein by reference.

     (b) Not applicable.

     (c) The information set forth in the section entitled "The Merger Agreement
- Fees and Expenses" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.





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

     (a) The information set forth in the section entitled "Certain Beneficial Ownership of Shares" is incorporated herein by reference.

     (b) The information set forth in the section entitled "Certain Information Concerning the Company - Interests of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

     (d) and (e) The information set forth in the sections entitled "Special Factors - Recommendations of the Special Committee and the Board of Directors," "Special Factors - Reasons For the Merger and Fairness of the Merger" and "Certain Information Concerning the Company - Interests of Certain Persons in the Merger" is incorporated herein by reference. Richard E. Schaden and Richard F. Schaden are the only directors who hold securities that may be voted at the special meeting. Other directors hold options and convertible preferred stock, which do not have the right to vote at the special meeting. The Schadens intend vote for the 13E-3 transaction. Other than the Schadens, the only executive officers that hold securities that may be voted at the special meeting are Messrs. Meyers and Shaffer and Ms. Hoover. They intend to vote for the 13E-3 transaction.

ITEM 13. FINANCIAL STATEMENTS.

     (a)(1) The financial statements set forth in Annex D to the Preliminary Proxy Statement, Annual Report on Form 10-KSB for the Fiscal Year Ended September 30, 2000, are incorporated herein by reference.

     (2) The information set forth in Annex E to the Preliminary Proxy Statement, Quarterly Report on Form 10-QSB for the Period Ended March 31, 2001, is incorporated herein by reference.

     (3)-(4) The information set forth in the section entitled "Certain Information Concerning the Company - Summary Unaudited Pro Forma Condensed Financial Information" is incorporated herein by reference.

     (b) The information set forth in the section entitled "Certain Information Concerning the Company - Summary Unaudited Pro Forma Condensed Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS EMPLOYED, RETAINED COMPENSATED OR USED.

     (a) and (b) The information set forth in the section entitled "The Special Meeting - Solicitation of Proxies" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

     Additional information is set forth in the Preliminary Proxy Statement which is incorporated herein by reference in its entirety.

ITEM 16. EXHIBITS.

     The Exhibit Index attached to this Transaction Statement is incorporated herein by reference.




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


                                   SIGNATURES

     AFTER DUE INQUIRY AND TO THE BEST OF ITS OR HIS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated:  August 16, 2001

                       THE QUIZNO'S CORPORATION                  FIRENZE CORP.

                       By: /s/ Patrick E. Meyers                  By:  /s/ Richard E. Schaden
                           _______________________                    _______________________
                           Patrick E. Meyers                          Richard E. Schaden
                           Vice President and General Counsel         President


                           /s/ Richard F. Schaden                /s/ Richard E. Schaden
                           _______________________               _______________________
                           Richard F. Schaden                    Richard E. Schaden
                           Individually                          Individually

                                  EXHIBIT INDEX

16(a) (Disclosure Material)..................................Preliminary Proxy Statement filed with the
                                                             Commission on date hereof and incorporated herein
                                                             by reference.

16(b) (Loan Agreement).......................................Not applicable.

16(c) (Report, Opinion or Appraisal).........................(1) Fairness Opinion of Tucker Anthony Capital
                                                             Markets dated June 18, 2001 (incorporated herein
                                                             by reference to Annex B to the Preliminary Proxy
                                                             Statement filed as Exhibit 16(a) hereto).

                                                             (2) Asset-Liability Analysis of Tucker Anthony Capital
                                                             Markets dated June 18, 2001 (incorporated herein by reference to Annex C to the Preliminary Proxy Statement filed as
                                                             Exhibit 16(a) hereto)

                                                             (3) Financial materials presented by Tucker Anthony Sutro
                                                             Capital Markets to Quizno's Special Committee dated
                                                             June 11, 2001.

                                                             (4) Preliminary financial materials presented by Tucker Anthony
                                                             Sutro Capital Markets to Quizno's Special Committee dated
                                                             May 18, 2001.

                                                             (5) Financial materials presented by Tucker Anthony Sutro
                                                             Capital Markets to Quizno's Board of Directors dated
                                                             April 11, 2001.

16(d) (Contracts, Arrangements
or Understandings)...........................................(1) First Amended and Restated Agreement and Plan of
                                                             Merger, dated as of July 2, 2001, between Quizno's
                                                             and Firenze Corp. (incorporated herein by reference
                                                             to Annex A to the Preliminary Proxy Statement filed
                                                             as Exhibit 16(a) hereto)

                                                             (2) Securities Purchase Agreement among the
                                                             Company, its subsidiaries and Levine Leichtman
                                                             Capital Partners II, L.P. (incorporated herein by
                                                             reference to Exhibit (b)(1) to the Company's
                                                             Schedule TO filed with the Commission on November
                                                             13, 2000)

                                                             (3) Voting Trust Agreement, between Richard E.
                                                             Schaden and Richard F. Schaden (incorporated herein
                                                             by reference to Exhibit A to Schedule 13D filed by
                                                             such parties with the Commission on July 25, 1994)

                                                             (4) Irrevocable Proxy to Vote Shares of Common
                                                             Stock (incorporated by reference to Exhibit C to
                                                             Amendment No. 3 to above referenced Schedule 13D
                                                             filed with the Commission on July 9, 1999)

                                                             (5) Irrevocable Proxy to Vote Shares of Common
                                                             Stock (incorporated by reference to Exhibit B to
                                                             Amendment No. 7 to above referenced Schedule 13D
                                                             filed with the Commission on May 29, 2001)

                                                             (6) Agreement of Waiver and Modification of Voting
                                                             Trust Agreement and Stock Purchase Agreement
                                                             between Richard E. Schaden and Richard F. Schaden
                                                             (incorporated by reference to Exhibit A to
                                                             Amendment No. 5 to above



                                                                referenced Schedule 13D filed with the Commission
                                                                on November 21, 2000) (7) Irrevocable Proxy to Vote
                                                                Shares of Common Stock (incorporated by reference
                                                                to Exhibit C to Amendment No. 5 to above referenced
                                                                Schedule 13D filed with the Commission on November
                                                                21, 2000)

                                                                (8) Guaranty Agreement between the Company and
                                                                Tucker Anthony Capital Markets, (incorporated by
                                                                reference to Exhibit(d)(2) to the Company's
                                                                Schedule TO filed with the Commission on November
                                                                13, 2000)

                                                                (9) Reimbursement Agreement between Richard E.
                                                                Schaden and the Company, (incorporated by reference
                                                                to Exhibit 10.35 to the Issuer's Form 10-KSB filed
                                                                with the Commission on December 29, 2000)

16(f) (Statement re: Appraisal Rights)..........................Article 113 of the Colorado Business Corporation
                                                                Act (incorporated herein by reference to Annex C to
                                                                the Preliminary Proxy Statement filed as Exhibit
                                                                16(a) hereto)

16(g) (Oral Solicitation Material)..............................Not applicable.

16(h) (Tax Opinion).............................................Not applicable.




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